Exhibit 99.1

EXECUTION VERSION

[LETTERHEAD OF GREAT PANTHER MINING LIMITED]

June 26, 2020

VIA E-MAIL

Nyrstar International B.V.

Nyrstar Netherlands (Holdings) B.V.

NN2 Newco Limited

c/o Nyrstar Sales and Marketing SA

C/o Nyrstar Netherlands (Holdings) B.V.

Hoofdstraat 1

6024 AA Budel-Dorplein

The Netherlands

Dear Sirs:

Further to our discussions, this letter sets forth our agreement (the “Letter Agreement”) as to the amendment of:

•	the Coricancha Amended and Restated Share Purchase Agreement dated June 9, 2017 among Great Panther Mining Limited (formerly Great Panther Silver Limited, “Great Panther”), Nyrstar International B.V. (“Nyrstar International”) and Nyrstar Netherlands (Holdings) B.V. (“Nyrstar Netherlands” and Nyrstar International and Nyrstar Netherlands together, “Nyrstar”), Great Panther Silver Peru S.A.C. (the “Purchaser”) and Great Panther Coricancha S.A. (formerly Nyrstar Coricancha S.A. (the “Company”), as amended (the “Share Purchase Agreement”), and
•	the related mine closure agreement dated June 30, 2017 among Nyrstar and the Company (the “Mine Closure Agreement”).

Capitalized terms used but not defined in this Letter Agreement will have the meaning set forth in the Share Purchase Agreement and the Mine Closure Agreement, each as applicable.

In consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the terms of each of the Share Purchase Agreement and the Mine Closure Agreement are hereby amended as follows:

Mine Closure Agreement

1.	The Parties agree to amend and restate the Mine Closure Agreement as set forth in Schedule A to this Letter Agreement (the “Amended and Restated Mine Closure Agreement”) in order to give effect to the amendments to the original Mine Closure Agreement reflected in the redlined copy of the Amended and Restated Mine Closure Agreement attached as Schedule B to this Letter Agreement.

EXECUTION VERSION

2.	The Company, Nyrstar International and Nyrstar Netherlands agree to execute and deliver the Amended and Restated Mine Closure Agreement forthwith upon execution of this Letter Agreement.

Share Purchase Agreement

3.	Clause 6 of the Share Purchase Agreement is hereby amended by adding the following as clause 6(j):
“(j)	In complying with its obligations under clause 6(a) above with respect to the Cancha Tailings Reclamation, the Company will use commercially reasonable efforts to:
(i)	continue to seek modification to the Coricancha Mine Closure Plan with the Ministerio de Energia y Minas of Peru in respect of the Cancha 1 and Cancha 2 tailings facilities with the objective of reducing the costs of closure while ensuring compliance with Environmental Laws and accepted engineering standards and practices, provided that any such modification will continue to be subject to the consent of Nyrstar, which consent cannot be unreasonably withheld; and
(j)	defer movement of the Cancha tailings in accordance with the Coricancha Mine Closure Plan, as it may be amended from time to time by the Company, until the earlier of June 30, 2022 or such date as the Company provides notice to Nyrstar of its determination to permanently close the Coridancha Mine Complex under the Mine Closure Agreement, as amended, subject to compliance by the Company with Applicable Law and with any direction or order of any Governmental Body that may apply to their reclamation and provided that such deferral will not result in any fines, penalties or other sanctions being imposed on the Company, and the Company will provide to Nyrstar from time-to-time on request details of its proposal (and any new proposals) to modify the Coricancha Mine Closure Plan with the Ministerio de Energia y Minas of Peru in respect of the Cancha 1 and Cancha 2.”

4.	Clause 16 of the Share Purchase Agreement is hereby amended to add the following as clause 16(h) in order to extend the period of operation of clause 16:
“(h)	During the two and one-half year period following the initial 5 year period from Completion under clause 16(a) above (being from July 1, 2022 to December 31, 2024), the Company will continue to grant to Nyrstar the rights to purchase Tendered Concentrates, and Nyrstar will continue to have such rights to purchase Tendered Concentrates, all as provided in clauses 16(a) through (g) above, provided that the Company’s obligations and Nyrstar’s rights will be each subject to the rights of first offer and purchase granted by the Company to Samsung C&T U.K. Limited (“SSUK”) pursuant to the gold prepayment and right to offer agreement dated January 6, 2020 (the “SSUK Agreement”) between GPS and SSUK, which rights will take priority over Nyrstar’s rights during this additional two and one-half year period. Nyrstar acknowledges receipt of a copy of such SSUK Agreement and agrees to maintain the confidentiality of the terms thereof.”

General Provisions of this Letter Agreement

5.	This Letter Agreement will become effective on the 26 day of June, 2020 (the “Effective Date”) upon execution by each of the parties hereto. Except as expressly provided in this Letter Agreement, all of the terms and provisions of the Share Purchase Agreement and the Mine Closure Agreement will remain in full force and effect and are hereby ratified and confirmed by the Parties. Without limiting the generality of the foregoing, the amendments, acknowledgements and agreements contained herein will not be construed as an amendment to or waiver of any other provision of the Share Purchase Agreement or the Mine Closure Agreement. On and after the Effective Date, each reference in the Share Purchase Agreement and the Mine Closure Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import, and each reference to the Share Purchase Agreement and the Mine Closure Agreement in any other agreements, documents or instruments executed and delivered pursuant to, or in connection with, the Share Purchase Agreement and the Mine Closure Agreement, will be construed as a reference to the Share Purchase Agreement and the Mine Closure Agreement as amended by this Letter Agreement.
6.	This Agreement shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereby attorn to the non-exclusive jurisdiction of the courts of England and Wales.
7.	This Amendment may be executed in multiple counterparts, each of which will constitute an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page to this Amendment by any party hereto by electronic transmission (including by portable document format (PDF)) will be as effective as delivery by such party of a manually executed copy of this Amendment.

 EXECUTION VERSION

IN WITNESS WHEREOF, the Parties have caused this Letter Agreement to be executed and delivered as of the date first set out above.

GREAT PANTHER MINING LIMITED		GREAT PANTHER SILVER PERU S.A.C.
By:	“Jim Zadra”	By:	“Jim Zadra”
	Name: Jim Zadra		Name: Jim Zadra
	Title: CFO & Corporate Secretary		Title: Director

By:
Name:
Title:

GREAT PANTHER CORICANCHA S.A.
By:	“Jim Zadra”
Name: Jim Zadra
Title: Director

NYRSTAR INTERNATIONAL B.V.		NYRSTAR NETHERLANDS (HOLDINGS) B.V.
By:	“Karl Söderberg” / “Guido Janssen”	By:	“Karl Söderberg” / “Guido Janssen”
	Name: Karl Söderberg / Guido Janssen		Name: Karl Söderberg / Guido Janssen
	Title: Directors		Title: Directors

Accepted and agreed to as of the Effective Date by NN2 Newco Limited as the Guarantor under the Share Purchase Agreement pursuant to the Parent Company Guarantee entered into on the 17th day of October 2019 with effect as of the 31st day of July, 2019:

NN2 NEWCO LIMITED
By:	“Daniel Vanin"
Name: Daniel Vanin
Title: Director

EXECUTION VERSION

SCHEDULE A TO LETTER AGREEMENT

FORM OF AMENDED AND RESTATED MINE CLOSURE AGREEEMENT

Agreed Form: 17 June 2020

NYRSTAR CORICANCHA S.A.

MINE CLOSURE AGREEMENT

DATED 30 JUNE 2017
AS AMENDED AND RE-STATED ON [ ] JUNE 2020

Agreed Form: 17 June 2020

MINE CLOSURE AGREEMENT

THIS MINE CLOSURE AGREEMENT is dated as of the 30th day of June, 2017, as amended and restated on the [  ] day of June, 2020.

BETWEEN:

GREAT PANTHER CORICANCHA S.A.
Calle Coronel Inclán 235, Oficina 509
Miraflores, 15074 Lima
Peru
(hereinafter called the “Company”)

And

NYRSTAR INTERNATIONAL B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar International”)

And

NYRSTAR NETHERLANDS (HOLDINGS) B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar Netherlands”)

(Nyrstar International and Nyrstar Netherlands hereinafter called “Nyrstar”)

WHEREAS the Purchaser (as defined herein) entered into the Share Purchase Agreement (as defined herein) with Nyrstar pursuant to which the Purchaser purchased of all of the shares of the Company from Nyrstar on the terms and conditions of the Share Purchase Agreement on June 30, 2017.

WHEREAS it was a condition to the closing of the Purchased Shares under the Share Purchase Agreement that the parties hereto (the “Parties”) enter into this Mine Closure Agreement to confirm the obligations of the Parties regarding (i) the Coricancha Mine Closure Plan and related Mine Closure Bond, and (ii) the related guarantee and indemnification obligations of the Parties.

WHEREAS the Parties have entered into a Letter Agreement (as defined herein) pursuant to which the Parties have agreed to amend and restate the terms of this Mine Closure Agreement on the terms and conditions set forth herein with effect as of the [  ] day of June, 2020.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the promises, the mutual covenants and agreements contained herein and of other good and valuable consideration (the receipt and sufficiency whereof are hereby acknowledged), the parties hereto agree as follows:

1.	Defined Terms

The following capitalised terms used in this Agreement have the following meanings:

“Agreement” means this Mine Closure Agreement, as amended and restated to reflect the terms and conditions set forth herein;

“Coricancha Mine Closure Plan” means the mine closure plan for the Coricancha Mine Complex in effect as at the date of this Agreement, approved by Directorate Resolution No. 035-2010-MEM-AAM/MPC/RPP, amended by Directorate Resolution No. 219-2012-MEM-AAM and by Directorate Resolution No. 429-2014-MEM/DGAAM, as amended from time to time in order to comply with any Applicable Law or direction or order of a Governmental Body;

“GPS” means Great Panther Silver Limited, a company incorporated under the laws of the Province of British Columbia, Canada;

“Letter Agreement” means the letter agreement dated the [  ] day of June, 2020 among the Company, Nyrstar, the Purchaser and GPS, as the parties to the Share Purchase Agreement, pursuant to which this Agreement has been amended and restated and the Share Purchase Agreement has been amended;

“Mine Closure Bond” means a mine closure guarantee letter for the Coricancha Mine Complex issued by BBVA Banco Continental, or such other Peruvian bank determined by the party which is obliged by this Agreement to procure such a letter, in favour of the Ministerio de Energia y Minas of Peru;

“Mine Closure Bond Period” means the period of five years from the date of this Agreement expiring June 30, 2022;

“Parties” means the Company, Nyrstar Netherlands and Nyrstar International, and “Party” means any one of them as the context requires;

“Purchaser” means Great Panther Silver Peru S.A.C, a company incorporated under the laws of Peru;

“Share Purchase Agreement” means the share purchase agreement dated December 19, 2016, as amended and restated on June 9, 2017 and as further amended on June 28, 2017, between the Company, Nyrstar, the Purchaser and GPS, and as further amended by the Letter Agreement; and

“US$” means the lawful currency of the United States of America.

Capitalized terms used in this Agreement but not defined herein will have the meaning prescribed to them in the Share Purchase Agreement.

2.	Mine Closure Bond and Liabilities
(a)	This Agreement is subject to, and will only have effect from, Completion occurring in accordance with the Share Purchase Agreement.
(b)	Subject to clause 3, the Parties agree that the Mine Closure Bond will be maintained during the Mine Closure Bond Period as follows:
(i)	Nyrstar will cause BBVA Banco Continental, or such other Peruvian bank as determined by Nyrstar from time to time, to issue the Mine Closure Bond in the following amount (the “Nyrstar Bond Amount”):
(A)	in the period on and from 30 June 2017 to 30 June 2020, US$9,737,429 or such lesser amount required by Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction);
(B)	in the period on and from 1 July 2020 to 30 June 2021, US$7,000,000; and
(C)	in the period on and from 1 July 2021 to 30 June 2022, US$6,500,000; and
(D)	in the period on and from 1 July 2022, no amount.
(ii)	The Company will cause a Peruvian bank as determined by the Company from time to time, to issue the Mine Closure Bond in the following amount (“Great Panther Bond Amount”) for each period of 12 months in the Mine Closure Bond Period, commencing from Completion, such that aggregate of the Mine Closure Bonds referred to in paragraph (i) and this paragraph (ii) equals to the total amount of the Mine Closure Bond required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction from time to time. The Great Panther Bond Amount will be calculated as follows from time to time during the balance of Mine Closure Period following the execution of the Letter Agreement:
(A)	in the period from 30 June 2017 to 30 June 2020, such amount which exceeds US$9,737,429 (as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction);

(B)	in the period from 1 July 2020 to 30 June 2021, such amount which exceeds US$7,000,000 (as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction);
(C)	in the period from 1 July 2021 to 30 June 2022, such amount which exceeds US$6,500,000 (as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction); and
(D)	in the period on and from 1 July 2022, the entire amount as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction.
(iii)	the Company may comply with its obligations under paragraph (ii) by supplementing the Mine Closure Bond organised by Nyrstar from time to time;
(iv)	each Mine Closure Bond will be in a form required by and otherwise comply with all requirements imposed by the Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction);
(v)	neither Party will take any action that would reasonably be expected to cause the Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) to unnecessarily increase the amount of the Mine Closure Bond, other than to the extent such action is required to comply with Applicable Law or to discharge the obligations of the Party under this Agreement;
(vi)	the responsibility for providing security in support of the Mine Closure Bond in each year of the Mine Closure Bond Period will be allocated as follows:
(A)	Nyrstar will be responsible, at its expense, for providing security for the amount of the Mine Closure Bond equal to the Nyrstar Bond Amount; and
(B)	the Company will be responsible, at its expense, for providing security for the amount of the Mine Closure Bond in an amount equal to the Great Panther Bond Amount;

(vii)	the maximum amount of the Mine Closure Bond to be provided by Nyrstar under this paragraph (a) will be US$9,737,429 in the period from 30 June 2017 to 30 June 2020;
(viii)	without limiting Nyrstar’s rights under paragraph (c) below, in the event that Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) issues a resolution, or takes such other action, confirming that the Coricancha Mine Closure Plan has been completed such that the Company is no longer required to maintain the Mine Closure Bond, each Party will be entitled to the release of the security granted by the Party in favour of the bank that has issued the Mine Closure Bond then in effect;
(ix)	in the event that Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) issues a resolution, or takes such other action, that orders foreclosure or payout of the Mine Closure Bond such that the bank that has issued Mine Closure Bond pays out on the Mine Closure Bond, then the following will apply:
(A)	if the full amount of the Mine Closure Bond is paid out, each Party will be responsible between themselves for the liability to the relevant bank in proportion to the amount of the security provided in support of the Mine Closure Bond pursuant to this Agreement; and
(B)	if less than the full amount of the Mine Closure Bond is paid out, Nyrstar will be responsible to its bank for all amounts up to the relevant Nyrstar Bond Amount and the Company and will be responsible to its bank for any excess.
(c)	In the event that the Company makes a final, irrevocable decision to permanently close the Coricancha Mine Complex during the Mine Closure Bond Period, the following provisions will apply:
(i)	subject to clause 2(e) below, the Company will give notice in writing to Nyrstar promptly after making a final, irrevocable decision to permanently close the Coricancha Mine Complex;
(ii)	within 30 days of receipt of the above notice, Nyrstar shall pay to the Company the amount of the relevant Nyrstar Bond Amount, in full and final release of its obligations under the Mine Closure Bond (the ‘Closure Contribution’);

(iii)	immediately after Nyrstar pays the Closure Contribution, the Company will take all steps necessary to establish a Mine Closure Bond in the amount of the relevant Nyrstar Bond Amount (without prejudice to any Mine Closure Bond which it has already procured under this Agreement), and will give Nyrstar notice when it has done so;
(iv)	following receipt of notice referred to in paragraph (iii), Nyrstar will take all necessary steps to terminate the Mine Closure Bond that it had previously procured (in the amount of the relevant Nyrstar Bond Amount);
(v)	the Company and Nyrstar will notify the Ministerio de Energia y Minas of Peru of the steps above (when they occur) so that such Ministry understands, at any given point in time, who is responsible for relevant Mine Closure Bonds;
(vi)	should the costs of closing the Coricancha Mine Complex be less than the Closure Contribution paid by Nyrstar to the Company, the Company shall promptly refund Nyrstar the difference;
(vii)	the Company will be responsible for any closure costs in excess of the Closure Contribution;
(viii)	the Company will proceed with the Coricancha Mine Closure Plan, as it may be amended from time to time by the Company and as required by Applicable Law or by a direction or order of a Governmental Body;
(ix)	the Company will take reasonable commercial efforts to complete the Coricancha Mine Closure Plan as expeditiously as possible, with full consideration of engineering and Government Approval requirements and the impact of events beyond the reasonable control of the Company;
(x)	the Company will take reasonable steps to minimize the cost of the completion of the Coricancha Mine Closure Plan, provided that Nyrstar acknowledges that the Company will be entitled to follow accepted engineering practices in determining the manner in which the work required to complete the Coricancha Mine Closure Plan is carried out;
(xi)	Nyrstar will not be responsible for taking any steps to comply with (and, if necessary, carry out) the Coricancha Mine Closure Plan, or amending that plan from time to time;

(xii)	the Company will not use the Closure Contribution to pay amounts connected with:
(A)	liability for injury, death or property damage suffered or incurred in connection with the Coricancha Mine Closure Plan;
(B)	regulatory fines or sanctions incurred by the Company in connection with works connected with the Coricancha Mine Closure Plan, other than to the extent that such fines relate to the period prior to Closing;
(C)	the Company’s overhead costs;
(D)	costs which are incurred, or for which the Company otherwise becomes liable, as a consequence of an act or omission after Completion of the Company or a Related Body Corporate; or
(E)	costs which are incurred, or for which the Company otherwise becomes liable, as a consequence of not undertaking works in accordance with the Coricancha Mine Closure Plan, as such plans may be amended from time-to-time by the Company and as required by Applicable Law or by a direction or order of a Governmental Body that may apply to their reclamation; and
(xiii)	Nyrstar will have no liability or obligation to reimburse the Company for costs of completion of the Coricancha Mine Closure Plan that are in excess of the relevant Nyrstar Bond Amount.
(d)	In the event that the Company does not make a final, irrevocable decision to permanently close the Coricancha Mine Complex during the Mine Closure Bond Period, the following provisions will apply:
(i)	the Company will make arrangements for the release of the obligations of Nyrstar under its Mine Closure Bond, which arrangements will be in effect upon expiry of the Mine Closure Bond Period; and
(ii)	following the expiry of the Mine Closure Bond Period, Nyrstar and any party guaranteeing the obligations of Nyrstar under its Mine Closure Bond will have no further responsibility or liability in connection with the Mine Closure Bond or, subject to clause 3 of this Agreement, the closure of the Coricancha Mine Complex.

(e)	Notwithstanding anything herein, the Company may not exercise its rights to give notice in writing to Nyrstar of its final, irrevocable decision to permanently close the Coricancha Mine Complex at any time prior to July 1, 2021;
(f)	The Company agrees during the period following the date of execution of the Letter Agreement to the date of expiry of the Mine Closure Bond Period to provide a quarterly written report on its plans for Coricancha within 45 days of the expiry of each quarter, commencing with the quarter ended June 30, 2020;
(g)	As consideration for Nyrstar extending its obligations to fund the Nyrstar Bond Amount beyond June 30, 2020, the Company will pay to Nyrstar the following amounts on account of interest on the relevant Nyrstar Bond Amount calculated and paid as follows:
(i)	interest will be calculated based on an interest rate equal to USD 3 month LIBOR (or such alternative reference rate as generally accepted or designated by the appropriate monetary authorities as a replacement for USD 3 month LIBOR) plus 5% per annum;
(ii)	interest will be calculated and payable on the actual outstanding amount of the Nyrstar Bond Amount from July 1, 2020 to the earlier of the date of release or payout of the Mine Closure Bond and the expiry of the Mine Closure Bond Period;
(iii)	interest will be calculated and paid quarterly by the Company to Nyrstar within 15 calendar days after the expiry of each quarter (with any period less than a quarter calculated on a pro rata basis and paid to Nyrstar within 15 calendar days after the end of that period); and
(iv)	the initial interest period will be from July 1, 2020 to September 30, 2020, with successive quarters following from such dates.
3.	Termination
(a)	This Agreement may be terminated upon completion of a “Third Party Sale” as contemplated by clause 18(f)(i) of the Share Purchase Agreement.
(b)	Upon termination of this agreement in accordance with paragraph (a) above:
(i)	the provisions of this Agreement will cease to have effect except for the following provisions:

A.	Clause 1 – Defined Terms
B.	This clause 3 – Termination
C.	Clause 5 – Interpretation
D.	Clause 6 – Time of Essence
E.	Clause 7 – Headings;
F.	Clause 8 – Governing Law
G.	Clause 9 – Notices
H.	Clause 10 – Entire Agreement;
I.	Clause 11 – Amendments and Waivers;
J.	Clause 12 – Currency;
K.	Clause 13 – Assignment;
L.	Clause 14 – Language;
M.	Clause 15 – Enurement;
N.	Clause 17 – Delivery by fax or e-mail;

(ii)	each Party retains the rights it has against the others in respect of any breach of this Agreement occurring before termination.
4.	Documentation

The Parties hereto covenant and agree to execute and deliver such further agreements, documents and writings and provide such further assurances as may be required by the parties to give effect to this Agreement and, in particular, to do all acts and things, execute and deliver all documents, agreements and writings and provide such assurances, undertakings, information and investment letters, as may be required from time to time by all regulatory or Governmental Bodies having jurisdiction over the Company’s affairs, or, as may be required from time to time under applicable legislation and the respective regulations thereunder.

5.	Interpretation

Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

6.	Time of Essence

Time shall in all respects be of the essence of this Agreement.

7.	Headings

The division of this Agreement into clauses is for convenience and reference only and shall not affect the interpretation hereof.

8.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereby attorn to the non-exclusive jurisdiction of the courts of England and Wales.

9.	Notices
(a)	All notices and other communications between the Parties under this Agreement shall be in writing and be deemed to have been given if delivered personally, sent by ordinary first class mail (postage prepaid) or sent by facsimile to the parties at the following addresses, facsimile numbers (or at such other address, facsimile number for such Party as shall be specified in like notice):
(i)	if to the Company, to the address or facsimile number of the Company provided on the first page of this Agreement; and
(ii)	if to Nyrstar, to:

C/o Nyrstar Sales & Marketing SA

C/o Nyrstar Netherlands (Holdings) B.V.
Hoofdstraat 1
6024 AA Budel-Dorplein
The Netherlands

(b)	Any notice or other communication given personally shall be deemed to have been given and received upon delivery, any notice or other communication given by mail shall be deemed to have been given and received on the third Business Day after it is mailed and any notice or other communication given by facsimile shall be deemed to have been given and received on the first Business Day after it is sent.
(c)	In the event of any disruption, strike or interruption in the applicable postal service after mailing and before receipt or deemed receipt of a document, that document will be deemed to have been received on the seventh day following full resumption of the postal service.

(d)	The Company may change its address by giving written notice of such change to Nyrstar, and Nyrstar may change its address by giving written notice thereof to the Company.
10.	Entire Agreement

Subject to the Transaction Documents and the Letter Agreement, this Agreement sets forth the entire agreement among the Parties hereto pertaining to the specific subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written of the Parties hereto, and there are no warranties, representations or other agreements between the Parties hereto in connection with the subject matter hereof except as specifically set forth herein.

11.	Amendments and waivers
(a)	No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by each Party.
(b)	A provision of this Agreement may not be waived except by an instrument in writing signed by the Parties affected thereby. Any waiver of this Agreement shall apply only to the subject matter of the written waiver and no consent or waiver by a Party in respect of any breach or non-performance by the other of its obligations, hereunder will be deemed or construed to be consent to, or a waiver of, any other breach or non-performance.
(c)	This Agreement continues in full, force and effect on the terms and conditions set forth herein following its amendment and restatement pursuant to the Letter Agreement and without modification and amendment other than as set forth herein.
12.	Currency

All references in this Agreement to US$ are to the currency of the United States of America.

13.	Assignment

This Agreement is non-assignable by any Party.

14.	Language

The Parties hereto have expressly required that this document as well as all documents pertaining thereto be drafted in the English language only.

15.	Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective heirs, executors, administrators and successors.

16.	Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

17.	Delivery by facsimile or email

Any delivery of an executed copy of this Agreement by way of facsimile or email shall constitute delivery hereof, provided that any Party delivering by way of facsimile or email shall, as soon as reasonably practicable, deliver the original executed copy to the other Parties.

[Signature Page to Follow]

Signed as an agreement

NYRSTAR INTERNATIONAL B.V.

Per:
Title:
Date:

NYRSTAR NETHERLANDS (HOLDINGS) B.V.

Per:
Title:
Date:

GREAT PANTHER CORICANCHA S.A.
Per:
Authorised Signatory Date:
Per:
Authorised Signatory

EXECUTION VERSION

SCHEDULE B TO LETTER AGREEMENT

REDLINE SHOWING CHANGES TO THE ORIGINAL MINE CLOSURE AGREEMENT INCORPORATED IN THE AMENDED AND RESTATE MINE CLOSURE AGREEMENT

~~Execution Version~~ Agreed Form: 17 June 2020

NYRSTAR CORICANCHA S.A.

MINE CLOSURE AGREEMENT

DATED 30 JUNE 2017
AS AMENDED AND RE-STATED ON [ ] JUNE 2020

~~Execution Version~~ Agreed Form: 17 June 2020

MINE CLOSURE AGREEMENT

THIS MINE CLOSURE AGREEMENT ~~IS DATED ________, 2017.~~ is dated as of the 30th day of June, 2017, as amended and restated on the [ ] day of June, 2020.

BETWEEN:

~~NYRSTAR~~GREAT PANTHER CORICANCHA S.A.~~Av. La Paz 1298~~
Calle Coronel Inclán 235, Oficina 509
Miraflores, 15074 Lima ~~18~~
Peru
(hereinafter called the “Company”)

And

NYRSTAR INTERNATIONAL B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar International”)

And

NYRSTAR NETHERLANDS (HOLDINGS) B.V.
Hoofdstraat 1, 6024 AA Budel-Dorplein
The Netherlands
(hereinafter called “Nyrstar Netherlands”)

(Nyrstar International and Nyrstar Netherlands hereinafter called “Nyrstar”)

WHEREAS the Purchaser (as defined herein) ~~has~~ entered into ~~an agreement~~the Share Purchase Agreement (as defined herein) with Nyrstar ~~to purchas~~epursuant to which the Purchaser purchased of all of the shares of the Company from Nyrstar on the terms and conditions of the Share Purchase Agreement ~~(as defined herein)~~.on June 30, 2017.

WHEREAS it ~~is~~was a condition to the closing of the Purchased Shares under the Share Purchase Agreement that the parties hereto (the “Parties”) enter into this Mine Closure Agreement to confirm the obligations of the Parties regarding (i) the Coricancha Mine Closure Plan and related Mine Closure Bond, and (ii) the related guarantee and indemnification obligations of the Parties.

WHEREAS the Parties have entered into a Letter Agreement (as defined herein) pursuant to which the Parties have agreed to amend and restate the terms of this Mine Closure Agreement on the terms and conditions set forth herein with effect as of the [ ] day of June, 2020.

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the promises, the mutual covenants and agreements contained herein and of other good and valuable consideration (the receipt and sufficiency whereof are hereby acknowledged), the parties hereto agree as follows:

1.	Defined Terms

The following capitalised terms used in this Agreement have the following meanings:

“Agreement” means this Mine Closure Agreement, as amended and restated to reflect the terms and conditions set forth herein;

“Coricancha Mine Closure Plan” means the mine closure plan for the Coricancha Mine Complex in effect as at the date of this Agreement, approved by Directorate Resolution No. 035-2010-MEM-AAM/MPC/RPP, amended by Directorate Resolution No. 219-2012-MEM-AAM and by Directorate Resolution No. 429-2014-MEM/DGAAM, as amended from time to time in order to comply with any Applicable Law or direction or order of a Governmental Body;

“GPS” means Great Panther Silver Limited, a company incorporated under the laws of the Province of British Columbia, Canada;

“Letter Agreement” means the letter agreement dated the [ ] day of June, 2020 among the Company, Nyrstar, the Purchaser and GPS, as the parties to the Share Purchase Agreement, pursuant to which this Agreement has been amended and restated and the Share Purchase Agreement has been amended;

“Mine Closure Bond” means a mine closure guarantee letter for the Coricancha Mine Complex issued by BBVA Banco Continental, or such other Peruvian bank determined by the party which is obliged by this Agreement to procure such a letter, in favour of the Ministerio de Energia y Minas of Peru;

“Mine Closure Bond Period” means the period of ~~three~~five years from the date of this Agreement expiring June 30, 2022;

“Parties” means the Company, Nyrstar Netherlands and Nyrstar International, and “Party” means any one of them as the context requires;

“Purchaser” means Great Panther Silver Peru S.A.C, a company incorporated under the laws of Peru;

“Share Purchase Agreement” means the share purchase agreement dated December 19, 2016, as amended and restated on June 9, 2017 and as further amended on June 28, 2017, between the Company, Nyrstar, the Purchaser and GPS, and as further amended by the Letter Agreement; and

“US$” means the lawful currency of the United States of America.

Capitalized terms used in this Agreement but not defined herein will have the meaning prescribed to them in the Share Purchase Agreement.

2.	Mine Closure Bond and Liabilities
(a)	This Agreement is subject to, and will only have effect from, Completion occurring in accordance with the Share Purchase Agreement.
(b)	Subject to clause 3, the Parties agree that the Mine Closure Bond will be maintained during the Mine Closure Bond Period as follows:
(i)	Nyrstar will cause BBVA Banco Continental, or such other Peruvian bank as determined by Nyrstar from time to time, to issue the Mine Closure Bond in ~~an amount equal to~~the following amount (the “Nyrstar Bond Amount”):
(A)	in the period on and from 30 June 2017 to 30 June 2020, US$9,737,429 or such lesser amount required by Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) ~~for each period of 12 months in the Mine Closure Bond Period, commencing from Completion~~;
(B)	in the period on and from 1 July 2020 to 30 June 2021, US$7,000,000; and
(C)	in the period on and from 1 July 2021 to 30 June 2022, US$6,500,000; and
(D)	in the period on and from 1 July 2022, no amount.
(ii)	The Company will cause a Peruvian bank as determined by the Company from time to time, to issue the Mine Closure Bond in ~~such~~the following amount ~~which exceeds US$9,737,429 (as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction~~ (“Great Panther Bond Amount”) for each period of 12 months in the Mine Closure Bond Period, commencing from Completion, such that aggregate of the Mine Closure Bonds referred to in paragraph (i) and this paragraph (ii) equals to the total amount of the Mine Closure Bond required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction from time to time~~;~~. The Great Panther Bond Amount will be calculated as follows from time to time during the balance of Mine Closure Period following the execution of the Letter Agreement:

(A)	in the period from 30 June 2017 to 30 June 2020, such amount which exceeds US$9,737,429 (as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction);
(B)	in the period from 1 July 2020 to 30 June 2021, such amount which exceeds US$7,000,000 (as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction);
(C)	in the period from 1 July 2021 to 30 June 2022, such amount which exceeds US$6,500,000 (as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction); and
(D)	in the period on and from 1 July 2022, the entire amount as required by the Ministerio de Energia y Minas of Peru or such other Peruvian Government Authority having jurisdiction.
(iii)	the Company may comply with its obligations under paragraph (ii) by supplementing the Mine Closure Bond organised by Nyrstar from time to time;
(iv)	each Mine Closure Bond will be in a form required by and otherwise comply with all requirements imposed by the Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction);
(v)	neither Party will take any action that would reasonably be expected to cause the Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) to unnecessarily increase the amount of the Mine Closure Bond, other than to the extent such action is required to comply with Applicable Law or to discharge the obligations of the Party under this Agreement;
(vi)	the responsibility for providing security in support of the Mine Closure Bond in each year of the Mine Closure Bond Period will be allocated as follows:
(A)	Nyrstar will be responsible, at its expense, for providing security for the ~~initial US$9,737,429~~ amount of the Mine Closure Bond equal to the Nyrstar Bond Amount; and
(B)	the Company will be responsible, at its expense, for providing security for the amount of the Mine Closure Bond in ~~excess of US$9,737,429~~an amount equal to the Great Panther Bond Amount;

(vii)	the maximum amount of the Mine Closure Bond to be provided by Nyrstar under this paragraph (a) will be US$9,737,429 in the period from 30 June 2017 to 30 June 2020;
(viii)	without limiting Nyrstar’s rights under paragraph (c) below, in the event that Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) issues a resolution, or takes such other action, confirming that the Coricancha Mine Closure Plan has been completed such that the Company is no longer required to maintain the Mine Closure Bond, each Party will be entitled to the release of the security granted by the Party in favour of the bank that has issued the Mine Closure Bond then in effect;
(ix)	in the event that Ministerio de Energia y Minas of Peru (or such other Peruvian Government Authority having jurisdiction) issues a resolution, or takes such other action, that orders foreclosure or payout of the Mine Closure Bond such that the bank that has issued Mine Closure Bond pays out on the Mine Closure Bond, then the following will apply:
(A)	if the full amount of the Mine Closure Bond is paid out, each Party will be responsible between themselves for the liability to the relevant bank in proportion to the amount of the security provided in support of the Mine Closure Bond pursuant to this Agreement; and
(B)	if less than the full amount of the Mine Closure Bond is paid out, Nyrstar will be responsible to its bank for all amounts up to the ~~initial US$9,737,429~~relevant Nyrstar Bond Amount and the Company and ~~the Company~~ will be responsible to ~~their~~its bank for any excess.
(c)	In the event that the Company makes a final, irrevocable decision to permanently close the Coricancha Mine Complex during the Mine Closure Bond Period, the following provisions will apply:
(i)	subject to clause 2(e) below, the Company will give notice in writing to Nyrstar promptly after making a final, irrevocable decision to permanently close the Coricancha Mine Complex;
(ii)	within 30 days of receipt of the above notice, Nyrstar shall pay to the Company ~~US$9,737,429,~~the amount of the relevant Nyrstar Bond Amount, in full and final release of its obligations under the Mine Closure Bond (the ‘Closure Contribution’);

(iii)	immediately after Nyrstar pays the Closure Contribution, the Company will take all steps necessary to establish a Mine Closure Bond in the amount of ~~US$9,737,429~~the relevant Nyrstar Bond Amount (without prejudice to any Mine Closure Bond which it has already procured under this Agreement), and will give Nyrstar notice when it has done so;
(iv)	following receipt of notice referred to in paragraph (iii), Nyrstar will take all necessary steps to terminate the Mine Closure Bond that it had previously procured (in the amount of ~~US$9,737,429~~ the relevant Nyrstar Bond Amount);
(v)	the Company and Nyrstar will notify the Ministerio de Energia y Minas of Peru of the steps above (when they occur) so that such Ministry understands, at any given point in time, who is responsible for relevant Mine Closure Bonds;
(vi)	should the costs of closing the Coricancha Mine Complex be less than the Closure Contribution paid by Nyrstar to the Company, the Company shall promptly refund Nyrstar the difference;
(vii)	the Company will be responsible for any closure costs in excess of the Closure Contribution;
(viii)	the Company will proceed with the Coricancha Mine Closure Plan, as it may be amended from time to time by the Company and as required by Applicable Law or by a direction or order of a Governmental Body;
(ix)	the Company will take reasonable commercial efforts to complete the Coricancha Mine Closure Plan as expeditiously as possible, with full consideration of engineering and Government Approval requirements and the impact of events beyond the reasonable control of the Company;
(x)	the Company will take reasonable steps to minimize the cost of the completion of the Coricancha Mine Closure Plan, provided that Nyrstar acknowledges that the Company will be entitled to follow accepted engineering practices in determining the manner in which the work required to complete the Coricancha Mine Closure Plan is carried out;
(xi)	Nyrstar will not be responsible for taking any steps to comply with (and, if necessary, carry out) the Coricancha Mine Closure Plan, or amending that plan from time to time;

(xii)	the Company will not use the Closure Contribution to pay amounts connected with:
(A)	liability for injury, death or property damage suffered or incurred in connection with the Coricancha Mine Closure Plan;
(B)	regulatory fines or sanctions incurred by the Company in connection with works connected with the Coricancha Mine Closure Plan, other than to the extent that such fines relate to the period prior to Closing;
(C)	the Company’s overhead costs;
(D)	costs which are incurred, or for which the Company otherwise becomes liable, as a consequence of an act or omission after Completion of the Company or a Related Body Corporate; or
(E)	costs which are incurred, or for which the Company otherwise becomes liable, as a consequence of not undertaking works in accordance with the Coricancha Mine Closure Plan, as such plans may be amended from time-to-time by the Company and as required by Applicable Law or by a direction or order of a Governmental Body that may apply to their reclamation; and
(xiii)	Nyrstar will have no liability or obligation to reimburse the Company for costs of completion of the Coricancha Mine Closure Plan that are in excess of ~~US$9,737,429~~the relevant Nyrstar Bond Amount.
(d)	In the event that the Company does not make a final, irrevocable decision to permanently close the Coricancha Mine Complex during the Mine Closure Bond Period, the following provisions will apply:
(i)	the Company will make arrangements for the release of the obligations of Nyrstar ~~and Nyrstar N.V.~~ under its Mine Closure Bond, which arrangements will be in effect upon expiry of the Mine Closure Bond Period; and
(ii)	following the expiry of the Mine Closure Bond Period, Nyrstar and any party guaranteeing the obligations of Nyrstar ~~N.V~~.under its Mine Closure Bond will have no further responsibility or liability in connection with the Mine Closure Bond or, subject to clause 3 of this Agreement, the closure of the Coricancha Mine Complex.

(e)	Notwithstanding anything herein, the Company may not exercise its rights to give notice in writing to Nyrstar of its final, irrevocable decision to permanently close the Coricancha Mine Complex at any time prior to July 1, 2021;
(f)	The Company agrees during the period following the date of execution of the Letter Agreement to the date of expiry of the Mine Closure Bond Period to provide a quarterly written report on its plans for Coricancha within 45 days of the expiry of each quarter, commencing with the quarter ended June 30, 2020;
(g)	As consideration for Nyrstar extending its obligations to fund the Nyrstar Bond Amount beyond June 30, 2020, the Company will pay to Nyrstar the following amounts on account of interest on the relevant Nyrstar Bond Amount calculated and paid as follows:
(i)	interest will be calculated based on an interest rate equal to USD 3 month LIBOR (or such alternative reference rate as generally accepted or designated by the appropriate monetary authorities as a replacement for USD 3 month LIBOR) plus 5% per annum;
(ii)	interest will be calculated and payable on the actual outstanding amount of the Nyrstar Bond Amount from July 1, 2020 to the earlier of the date of release or payout of the Mine Closure Bond and the expiry of the Mine Closure Bond Period;
(iii)	interest will be calculated and paid quarterly by the Company to Nyrstar within 15 calendar days after the expiry of each quarter (with any period less than a quarter calculated on a pro rata basis and paid to Nyrstar within 15 calendar days after the end of that period); and
(iv)	the initial interest period will be from July 1, 2020 to September 30, 2020, with successive quarters following from such dates.
3.	Termination
(a)	This Agreement may be terminated upon completion of a “Third Party Sale” as contemplated by clause 18(f)(i) of the Share Purchase Agreement.

(b)	Upon termination of this agreement in accordance with paragraph (a) above:
(i)	the provisions of this Agreement will cease to have effect except for the following provisions:

A.	Clause 1 – Defined Terms
B.	This clause 3 – Termination
C.	Clause 5 – Interpretation
D.	Clause 6 – Time of Essence
E.	Clause 7 – Headings;
F.	Clause 8 – Governing Law
G.	Clause 9 – Notices
H.	Clause 10 – Entire Agreement;
I.	Clause 11 – Amendments and Waivers;
J.	Clause 12 – Currency;
K.	Clause 13 – Assignment;
L.	Clause 14 – Language;
M.	Clause 15 – Enurement;
N.	Clause 17 – Delivery by fax or e-mail;

(ii)	each Party retains the rights it has against the others in respect of any breach of this Agreement occurring before termination.
4.	Documentation

The Parties hereto covenant and agree to execute and deliver such further agreements, documents and writings and provide such further assurances as may be required by the parties to give effect to this Agreement and, in particular, to do all acts and things, execute and deliver all documents, agreements and writings and provide such assurances, undertakings, information and investment letters, as may be required from time to time by all regulatory or Governmental Bodies having jurisdiction over the Company’s affairs, or, as may be required from time to time under applicable legislation and the respective regulations thereunder.

5.	Interpretation

Whenever used in this Agreement, words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender.

6.	Time of Essence

Time shall in all respects be of the essence of this Agreement.

7.	Headings

The division of this Agreement into clauses is for convenience and reference only and shall not affect the interpretation hereof.

8.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of England and Wales and the Parties hereby attorn to the non-exclusive jurisdiction of the courts of England and Wales.

9.	Notices
(a)	All notices and other communications between the Parties under this Agreement shall be in writing and be deemed to have been given if delivered personally, sent by ordinary first class mail (postage prepaid) or sent by facsimile to the parties at the following addresses, facsimile numbers (or at such other address, facsimile number for such Party as shall be specified in like notice):
(i)	if to the Company, to the address or facsimile number of the Company provided on the first page of this Agreement; and
(ii)	if to Nyrstar, to:

C/o Nyrstar Sales & Marketing ~~AG~~
~~Tessinerplatz 7, CH-8002, Zurich~~
~~Switzerland~~
~~Fax: +41 44 745 8110.~~SA

C/o Nyrstar Netherlands (Holdings) B.V.
Hoofdstraat 1
6024 AA Budel-Dorplein
The Netherlands

(b)	Any notice or other communication given personally shall be deemed to have been given and received upon delivery, any notice or other communication given by mail shall be deemed to have been given and received on the third Business Day after it is mailed and any notice or other communication given by facsimile shall be deemed to have been given and received on the first Business Day after it is sent.
(c)	In the event of any disruption, strike or interruption in the applicable postal service after mailing and before receipt or deemed receipt of a document, that document will be deemed to have been received on the seventh day following full resumption of the postal service.
(d)	The Company may change its address by giving written notice of such change to Nyrstar, and Nyrstar may change its address by giving written notice thereof to the Company.
10.	Entire Agreement

Subject to the Transaction Documents and the Letter Agreement, this Agreement sets forth the entire agreement among the Parties hereto pertaining to the specific subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written of the Parties hereto, and there are no warranties, representations or other agreements between the Parties hereto in connection with the subject matter hereof except as specifically set forth herein.

11.	Amendments and waivers
(a)	No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by each Party.
(b)	A provision of this Agreement may not be waived except by an instrument in writing signed by the Parties affected thereby. Any waiver of this Agreement shall apply only to the subject matter of the written waiver and no consent or waiver by a Party in respect of any breach or non-performance by the other of its obligations, hereunder will be deemed or construed to be consent to, or a waiver of, any other breach or non-performance.
(c)	This Agreement continues in full, force and effect on the terms and conditions set forth herein following its amendment and restatement pursuant to the Letter Agreement and without modification and amendment other than as set forth herein.

12.	Currency

All references in this Agreement to US$ are to the currency of the United States of America.

13.	Assignment

This Agreement is non-assignable by any Party.

14.	Language

The Parties hereto have expressly required that this document as well as all documents pertaining thereto be drafted in the English language only.

15.	Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective heirs, executors, administrators and successors.

16.	Counterparts

This Agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

17.	Delivery by facsimile or email

Any delivery of an executed copy of this Agreement by way of facsimile or email shall constitute delivery hereof, provided that any Party delivering by way of facsimile or email shall, as soon as reasonably practicable, deliver the original executed copy to the other Parties.

[Signature Page to Follow]

Signed as an agreement

NYRSTAR INTERNATIONAL B.V.

Per:
Title:
Date:

NYRSTAR NETHERLANDS (HOLDINGS) B.V.

Per:
Title:
Date:

~~NYRSTAR~~GREAT PANTHER CORICANCHA S.A.
Per:
Authorised Signatory
Per:
Authorised Signatory

Date: